Exhibit 21.1

Cobra Electronics Corporation Subsidiaries

Name	Jurisdiction
Cobra Electronics (HK) Limited	Hong Kong

Cobra Electronics Europe Limited	Ireland

Performance Products Limited	United Kingdom

Cobra Electronics UK Limited	United Kingdom